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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 5 )*

                             Redwood Empire Bancorp
                       --------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                       --------------------------------
                        (Title of Class of Securities)

                                  757897-10-3
                       --------------------------------
                                (CUSIP Number)

                              Dean C. Hoffrogge
                     2104 Hastings Avenue, Newport, MN 55055
                                612-459-8494
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 5, 1998
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 pages

                                 SCHEDULE 13D
                                 ------------

CUSIP No.    757897-10-3
            ---------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          B. John Barry
          SSN:  ###-##-####
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen
                         7.   SOLE VOTING POWER
         NUMBER OF               527,531* Shares of Common Stock, no par value
          SHARES
       BENEFICIALLY      8.   SHARED VOTING POWER
         OWNED BY                None
          EACH
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON                  527,531* Shares of Common Stock, no par value
          WITH
                         10.  SHARED DISPOSITIVE POWER
                                 None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          527,531* Shares of Common Stock, no par value

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.94%

14.  TYPE OF REPORTING PERSON*
          IN


     *INCLUDES 60,100 SHARES OF CONVERTIBLE PREFERRED STOCK. EACH SHARE OF PREFERRED IS CONVERTIBLE INTO .8674 SHARE OF COMMON STOCK AT THE OPTION OF THE HOLDER.


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                                                              Page 3 of 5 pages

Item 1.   Security and Issuer
          -------------------

          The securities to which this Schedule 13D relates are the shares ofcommon stock, no par value (the "Common Stock"), of Redwood Empire Bancorp (the "Issuer"). The address of the Issuer's principal executive offices is 111 Santa Rosa Avenue, CA 95404.

Item 2.   Identity and Background
          -----------------------

    (a-c) The person (the "Reporting Person") filing this statement is
          B. John Barry
          Address: 1128 Red Mountain Road, Aspen, CO 81611
          Occupation: Executive
          Business address: 2104 Hastings Avenue, Newport, MN 55055

    (d-e) None

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          All funds used for the acquisition of the shares of the issuer were the personal investment funds of Mr. Barry and no sums were borrowed from any source to make the acquisition .

Item 4.   Purpose of the Transaction
          --------------------------
          The purpose of Mr. Barry's acquisition of the shares of the issuer is for investment. Mr. Barry has no present intention of exerting control over the business or assets of the issuer.


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                                                               Page 4 of 5 pages

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) Aggregate number of shares: 527,531 shares of Common Stock, no par value (includes 60,100 shares of convertible preferred stock. Each share of preferred is convertible into .8674 share of common stock at the option of the holder).
          Percentage owned: 18.94%

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock

     (c) Transactions effected during the 60 days prior to and on February 5, 1998 and subsequent activity:


          DATE                     # OF SHARES    PRICE PER SHARE     WHERE/HOW EFFECTED
          ----                     -----------    ---------------     ------------------
          February 5, 1998            28,000          $17.50          Open market purchase


     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          To the best knowledge of the Reporting Person, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the Shares, including but not limited to transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          None


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                                                               Page 5 of 5 pages

Signature
----------

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:  February 13, 1998



                                 B. John Barry

                                 ------------------------------